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                                                              Exhibit (a)(1)(LL)


                            [LETTERHEAD OF OMNICARE]

Omnicare                                                            news release
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           Omnicare Issues Statement on Delaware Chancery Court Ruling


COVINGTON, Ky, October 30, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today issued a statement on a decision of the Delaware Chancery Court with respect to Omnicare's motion for summary judgment as to the first count of its amended complaint against NCS HealthCare, Inc. (NCSS.OB), its board of directors and Genesis Health Ventures, Inc. (NASDAQ: GHVI) relating to the proposed acquisition of NCS by Genesis.

On Tuesday, October 29, 2002, the Delaware Chancery Court denied Omnicare's motion for summary judgment as to the first count of Omnicare's complaint, which sought a declaration that the execution of the voting agreements by Messrs. Outcalt and Shaw, in connection with the proposed NCS/Genesis merger, resulted in the automatic conversion of their Class B shares (ten votes per share) into Class A shares (one vote per share), and granted summary judgment in favor of the defendants.

Omnicare intends to file an appeal with respect to the court's ruling and seek an expedited decision on its appeal.

Notwithstanding the court's ruling, the NCS directors are being sued by other NCS stockholder-plaintiffs for breaching their fiduciary duties in approving the merger agreement with Genesis and the voting agreements. Yesterday's decision does not address these claims. A motion for a preliminary injunction relating to these stockholder claims is expected to be heard by the Delaware Chancery Court on November 14, 2002.

Omnicare's superior $3.50 per share cash offer represents more than twice the value of the proposed transaction between NCS and Genesis. The proposed NCS/Genesis transaction, based on yesterday's closing stock price, is worth approximately $1.41 per NCS share or approximately 42% below the current market value of NCS common stock. In addition, NCS stockholders have overwhelmingly supported Omnicare's offer. As of October 21, 2002, approximately 71% of NCS's public stockholders already have tendered their shares in Omnicare's tender offer.


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On October 22, 2002, apparently recognizing that the Genesis transaction is inferior to Omnicare's offer and not in the best interests of NCS stockholders, the NCS board of directors withdrew its recommendation that NCS stockholders vote in favor of the Genesis transaction.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.

About the Company
Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 738,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

















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Statements in this press release concerning Omnicare's expectations regarding the outcome of the litigation in Delaware Chancery Court and related appeals, the relative value of Omnicare's offer, together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including the proposed acquisition of NCS, and the ability to realize anticipated economies of scale and cost synergies; the continued availability of suitable acquisition candidates; the ability to consummate an acquisition of NCS; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.


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Contacts:

Cheryl D. Hodges                          Joele Frank / Andy Brimmer
Omnicare, Inc.                            Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                            (212) 355-4449, ext. 121